NORSAT INTERNATIONAL INC.

Consolidated Financial Statements (Unaudited)

Three Months Ended as at March 31, 2008

Norsat International Inc.

Consolidated Balance Sheets

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	March 31,	December 31,
	2008	2007

Assets (note 5)
Current assets:
Cash	$1,355,174	$686,508
Short-term investments	37,319	100,512
Accounts receivable	1,917,009	3,432,050
Inventories	4,656,318	4,190,232
Prepaid expenses and other	124,025	116,289
	8,089,845	8,525,591

Long-term prepaid expenses and other	9,742	10,088
Property and equipment	937,640	991,985
	$9,037,227	$9,527,664

Liabilities and Shareholders' Equity
Current liabilities:
Operating line of credit (note 5)	$-	$500,012
Accounts payable	677,221	1,281,186
Accrued liabilities	746,076	1,562,693
Deferred revenue	285,113	329,968
	1,708,410	3,673,859

Long-term deferred revenue	60,994	56,635

Shareholders' equity:
Share capital (note 6)	37,379,345	35,342,663
Contributed surplus (note 6)	3,538,575	4,147,433
Accumulated other comprehensive income	1,059,138	1,306,800
Deficit	(34,709,235)	(34,999,726)
	7,267,823	5,797,170
	$9,037,227	$9,527,664
Commitments (note 12)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations, Deficit and Comprehensive (Loss) Income

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	Three months ended March 31,
	2008	2007

Sales	$2,928,547	$3,762,471
Cost of sales	1,438,926	1,774,229
	1,489,621	1,988,242
Expenses:
Selling, general and administrative	1,303,096	1,119,535
Product development	185,055	223,043
Amortization	89,702	64,056
	1,577,853	1,406,634
Net (loss) earnings for the period before other (income) expenses	(88,232)	581,608
Other (income) expenses (note 7)	(93,327)	119,883
Net earnings for the period	5,095	461,725
Deficit, beginning of period	(34,999,726)	(36,413,522)
Transitional adjustment on adoption of CICA 3031 (note 3)	285,396	-

Deficit, end of period	$(34,709,235)	$(35,951,797)

Net earnings for the period	$5,095	$461,725

Other comprehensive income:
Currency translation adjustment (note 3)	(247,662)	122,135

Comprehensive (loss) income for the period	$(242,567)	$583,860

Net earnings per common share - basic and diluted (note 8)	$0.00	$0.01

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statement of Accumulated Other Comprehensive Income

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	March 31,	December 31,
	2008	2007
Accumulated other comprehensive income, beginning of period	$ 1,306,800	$ 553,910

Currency translation adjustment (note 3)	(247,662)	752,890
Accumulated other comprehensive income, end of period	$ 1,059,138	$ 1,306,800

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	Three months ended March 31,
	2008	2007

Cash provided by (used in):
Operations:
Net earnings for the period	$5,095	$461,725
Items not involving cash:
Amortization	89,702	64,056
Interest accreted on long-term debt and deferred finance cost amortization	-	58,286
Foreign exchange (gain)	(31,463)	(10,417)
Stock-based compensation	21,754	24,402
Other non-operating item - government contributions	(99,550)	-
Changes in non-cash working capital (note 10)	(244,524)	(1,049,971)
Cash used in operations	(258,986)	(451,919)
Investments:
Short-term investments	61,052	-
Purchase of property and equipment	(69,024)	(32,546)
Cash used in investment activities	(7,972)	(32,546)
Financing:
Payment on convertible debt	-	(1,970,902)
Payment on the operating line of credit	(500,000)	-
Proceeds from short term loan	-	1,014,932
Proceeds from exercise of warrants	1,384,737	-
Proceeds from government contributions	39,088	-
Proceeds from private placement	-	398,513
Cash provided by (used in) financing activities	923,825	(557,457)
Effect of change in exchange rates on cash	34,041	9,749
Effect of foreign currency translation on cash	(22,242)	(892)
Increase (decrease) in cash	668,666	(1,033,065)

Cash, beginning of period	686,508	1,538,734

Cash, end of period	$1,355,174	$505,669

Supplemental cash flow and other disclosures (note 10)

See accompanying notes to consolidated financial statements

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

1.  Organization and Going Concern Uncertainty

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $34,709,235 as at March 31, 2008. Consequently, there is significant doubt about its ability to continue as a going concern. Management implemented a new cost structure in late 2006 aimed to achieve net profits and generate positive cash flows through its operations.  The Company has so far generated profits in the last six successive quarters.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon sustaining profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters cannot be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting and the accounting polices used are consistent with the most recent audited annual financial statements except for those included in note 3. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited 2007 annual consolidated financial statements included in the Company's 2007 Annual Report.

The results for the three months ended March 31, 2008 may not be indicative of the results that may be expected for the full year or any other period.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which presume the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

3.  Changes in Accounting Policies

EIC – 130 – Change in Reporting Currency

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit and comprehensive income (loss) and cash flows in Canadian dollars (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions. All

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

CICA 3031 – “Inventories”

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.  As a result of adopting CICA Section 3031, a reversal of previous write downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit.

CICA 1535 – “Capital Disclosures”

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”).  Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and sustain future development of the business. The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholders’ equity as shown in the consolidated balance sheet.

While management recognizes the possibility of higher returns that might be possible with the leverage afforded by higher borrowing levels, the target is to create value for its shareholders over the long-term through the security afforded by a sound capital position.

In January and February, 2008, the Company paid off the operating line of credit outstanding from December 31, 2007.

In March 2008 warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital. (See note 6)

There were no changes in the Company's approach to capital management during the period. Under its debt financing agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1.  As at March 31, 2008, the Company’s working capital ratio was at 4.74:1 and the debt to tangible net worth ratio was at 0.24:1.

CICA 3862 and 3863 – “Financial Instruments – Presentation”

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”).  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks (See note 4).

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

4.  Financial Instruments

Fair value of financial instruments

All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or compared.

The Company has classified its cash and short-term investments as held-for-trading.  Accounts receivable are classified as loans and receivables.  Accounts payable, accrued liabilities, and operating line of credit are classified as other liabilities.

Carrying value and fair value of financial assets and liabilities as at March 31, 2008 and December 31, 2007 are summarized as follows:

(in thousands of dollars)	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	1,393	1,393	787	787
Loans and receivables	1,917	1,917	3,432	3,432
Held-to-maturity	-	-	-	-
Other liabilities	1,423	1,423	3,344	3,344

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign exchange fluctuations in the U.S. dollar as components of cost and receivables being denominated in currencies other than the United States dollar.

To manage the exposure to foreign exchange risk the company will enter into short term FX forward contracts as part of its cash management strategy.

On November 16, 2007, the Company entered into a forward contract to deliver EUR 487,036 at the rate of Cdn$1.4227 = €1 (Cdn$692,906).  On February 27, 2008, the contract was closed at the rate of Cdn$1.4792 = € (Cdn$720,424).  As a result, realized loss of Cdn$27,518 (2007 – unrealized loss of Cdn$10,197) was recorded.

(in thousands of dollars)	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Euro foreign exchange forward contract	-	-	693	703

As at March 31, 2008, the Company does not have any outstanding foreign exchange forward contracts.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  Each customer is assessed for creditworthiness.  The credit worthiness of customers is assessed using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's benchmark creditworthiness, the Company may choose to transact with the customer on a prepayment basis.

The Company regularly reviews the collectiblility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at March 31, 2008, the balance of the allowance for doubtful accounts was $44,207 (2007 – 44,687).  Pursuant to their respective terms, accounts receivable are aged as follows as at March 31, 2008 and December 31, 2007:

(in thousands of dollars)	March 31, 2008	December 31, 2007
Current	1,229	1,916
0-30 days overdue	465	1,037
31-60 days overdue	35	200
61-90 days overdue	88	68
Over 90 days overdue	22	82
	1,839	3,303

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures, as far as possible, that it will always have sufficient liquidity to meet obligations when due and monitors cash flow requirements daily.

The Company also maintains two operating lines of credit in both Canadian and US dollars that can be drawn down to meet short-term financing obligations.

As at March 31, 2008, the Company has not availed of any funds from either operating line of credit.

Stock based compensation risk

Stock based compensation risk refers to the probability of increased expense due to the increase in the Company’s share price.

Based on a 100% increase in share price from December 31, 2007 there will be an annual increase in expense of approximately $24,000.

The Company does not have a stock based compensation program in place to manage its risk.  The cost of implementing a stock based compensation risk management program is not commensurate with the level of risk.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

 5.    Operating Line of Credit

On January 31, and February 29, 2008 the Company repaid US$300,000 (Cdn$301,270) and US$200,000 (Cdn$196,880) respectively of the operating line of credit outstanding at December 31, 2007.

During the first quarter of 2008, the Company obtained another secured operating line of credit from a financial institution for Cdn$500,000 or US$400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

•

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

•

all amounts under the loans shall be repaid on demand by the Bank

•

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

•

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

•

assignment / endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

•

MARG of Cdn$450,000 from EDC

•

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

•

the Debt to Tangible Net Worth ratio (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

As at March 31, 2008, the company has not availed of this stand-by line of credit.

6. Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2007	50,646,026	35,342,663
Warrants exercised	2,915,235	1,384,737
Reclassification of contributed surplus upon exercise of warrants	-	624,039
ESPP warrants exercised	44,444	21,333
Reclassification of contributed surplus upon exercise of ESPP warrants	-	6,573
Balance, March 31, 2008	53,605,705	37,379,345

Warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  Of the 3,065,232 warrants outstanding, 2,915,235 were exercised at the strike price of $0.475 while the remaining 149,997 expired.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

On March 5, 2008, 44,444 ESPP warrants were exercised at the strike price of $0.48 for proceeds of $21,333.  The proceeds were credited to share capital along with $6,573 reclassified from contributed surplus to share capital.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Share purchase options outstanding at March 31, 2008 include:

Share purchase option outstanding	Number of options	Weighted average exercise price
Balance, December 31, 2007	1,534,450	$ 1.26
Granted	130,000	0.83
Forfeited	(5,000)	1.35
Balance, March 31, 2008	1,659,450	$ 1.18

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,470,950	2.78	$0.81	873,950	$0.95
$2.40 to $4.29	94,250	3.51	$2.87	94,250	$2.87
$4.30 to $6.19	94,250	3.51	$5.19	94,250	$5.19
$0.50 to $6.19	1,659,450	2.87	$1.18	1,062,450	$1.49

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2008 and 2007 have been reflected in the statements of operations as follows:

	Three months ended March 31
	2008	2007
Total compensation credited to contributed surplus	21,754	24,402

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended March 31,
	2008	2007
Risk free interest rate	3.866%	3.963%
Expected life	3.500	3.935
Vesting period	2 to 10 years	2 to 10 years
Expected volatility	73.55%	83.88%
Expected dividends	nil	nil

130,000 stock purchase options were granted with a weighted average fair market value of $0.45 for the three months ended March 31, 2008.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date	8-Apr-09	3-Mar-08	6-Nov-08	12-Jan-09	Total
Exercise price	Cdn$1.09	US$0.475	US$0.45	US$0.48	Number of warrants outstanding
Balance, December 31, 2007	1,206,811	3,065,232	1,250,000	527,484	6,049,527
Warrants exercised	-	(2,915,235)	-	(44,444)	(2,959,679)
Warrants expired	-	(149,997)	-	-	(149,997)
Balance, March 31, 2008	1,206,811	-	1,250,000	483,040	2,939,851

 (e)  Contributed surplus

Balance, December 31, 2007	$ 4,147,433
Change during 2007
Stock-based compensations	21,754
Reclassification to share capital upon exercise of warrants (note 6b)	(624,039)
Reclassification to share capital upon exercise of ESPP warrants (note 6b)	(6,573)
Balance, March 31, 2008	$ 3,538,575

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

7.   Other Expenses

	Three months ended March 31,
	2008	2007
Net interest - cash	$ 17,558	$ 90,880
Interest - non-cash	-	29,153
Foreign currency (gain)	(110,885)	(150)
	$ (93,327)	$ 119,883

8.  Earnings per Share

Basic earnings per share for the three months ended March 31, 2008 is $0.00 (2007 - $0.01) and the weighted average number of shares used in calculating basic nets earnings per is 51,911,170 (2007 – 50,486,397).  As the exercise of in-the-money warrants or options are dilutive, the diluted earnings per share for the three months ended March 31, 2008 is $0.00 (2007 - $0.01) and  the weighted average number shares used in calculating diluted net earnings per share is 55,658,051 (2007 – 55,743,493).

9.  Segmented Information

The following tables set forth information by operating segments from continuing operations for the three months ended March 31, 2008 and 2007 respectively.

	Three months ended March 31,
	2008	2007
Sales	$	$
Microwave	1,973,711	2,289,765
Satellite system	954,836	1,472,706
	2,928,547	3,762,471

Gross Profit
Microwave	852,317	1,063,383
Satellite system	637,304	924,859
	1,489,621	1,988,242

	Microwave	Satellite System	Consolidated
As at March 31, 2008	$	$	$
Total assets related to operations	6,090,691	2,946,536	9,037,227
Property and equipment	631,928	305,712	937,640

As at March 31, 2007
Total assets related to operations	4,787,014	2,796,025	7,583,039
Property and equipment	698,783	408,150	1,106,933

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

10. Supplemental cash flow and other disclosures

	Three months ended March 31,
		2008		2007

Changes in non-cash operating working capital:
Accounts receivable		$1,488,341		$33,138
Inventories		(341,083)		(7,572)
Prepaid expenses and other		(11,981)		(191,528)
Accounts payable		(572,267)		(328,542)
Accrued liabilities		(779,702)		(384,476)
Deferred revenue		(34,271)		(170,991)
Long-term deferred revenue		6,439		-

		$(244,524)		$(1,049,971)

Supplementary information:
Interest paid		$5,993		$77,609
Income taxes paid	$	nil	$	nil

11. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2008.

12. Commitments

Future minimum payments at March 31, 2008 under various purchasing commitments, loan commitments and operating lease agreements for each of the next four years are approximately as follows:

	2008	2009	2010	2011
Inventory purchase obligation	2,106,390			
Operating lease obligations	381,524	472,406	471,545	425,187
Total	2,487,914	472,406	471,545	425,187

In the normal course of operations the Company enters into purchase commitments. Included in 2008 commitments are inventory and material purchase obligations of $2,106,390.

13. Government Contributions

In October 2007, Norsat was awarded a non-repayable Cdn$200,000 government contribution through Canada’s National Research Council– Industrial Research Assistance Program (NRC-IRAP).  The program provides non-repayable contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.  Through this program, Cdn$100,000 was claimed and reported as a reduction to product development costs in the first quarter of

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2008
(Unaudited - Expressed in US dollars)

2008. As at March 31, 2008 Cdn$39,265 cash has been received and Cdn$60,735 is still outstanding as a receivable.

14. Subsequent Events

Employee stock option plan

On April 1, 2008, 208,000 stock options were granted to 40 individuals at a strike price of $1.34 (Cdn$1.37).  The stock options have a vesting period of 2 years and an expiry of 5 years.  The stock option grant was awarded to all full time permanent employees and Board of Directors present as at December 31, 2007.